Filed Pursuant to Rule 433 of the Securities Act of 1933

 Issuer Free Writing Prospectus dated July 7, 2015
Registration No.  333-203238

Up to 3,125,000 Units
Consisting of One Share of Common Stock and
One Warrant to Purchase One-half Share of Common Stock

This free writing prospectus relates to the initial public offering of common stock and warrants of Innovation Economy Corporation, which does business under the name “ieCrowd”. It should be read together with ieCrowd’s final prospectus dated June 3, 2015 relating to the offering, which has been filed by ieCrowd with the Securities and Exchange Commission (the SEC) and which may be accessed through the following web link:

http://www.sec.gov/Archives/edgar/data/1563004/000121390015004282/f424b30615_innovation.htm

It should also be read together with any later-dated prospectus relating to the offering and the other documents filed by ieCrowd with the SEC.

Innovation Economy Corporation has filed a final prospectus with the Securities and Exchange Commission, or the SEC, for the offering to which this communication relates. Before you invest, you should read the final prospectus and other documents Innovation Economy Corporation has filed with the SEC for more complete information about Innovation Economy Corporation and this offering. You may get these documents for free by visiting EDGAR on the SEC web site at www.sec.gov.  Alternatively, a copy of the prospectus may be obtained from TriPoint Global Equities, LLC if you request it by calling, toll-free, 1-800-304-6994.

The Company has made available on its website, www.iecrowd.com/ipo and its Facebook page, https://www.facebook.com/iecrowd, a video, the transcript of which is set forth below. The video is also available on the BANQ website, www.banq.co/iecrowd, and is being circulated as sponsored content on LinkedIn.

ieCrowd’s Story – Unlocking Innovations Together (short version)

Client	ieCrowd
Video	ieCrowd Story – 2min 10 sec

Speaker 1 (Amro Albanna, Chairman and CEO):

“Let’s start with the facts. There are life and health related challenges out there in the world. On the other hand there are promising breakthrough innovations that could solve some of those challenges but for one reason or another those innovations never make it to the marketplace and that’s the problem.

The mission of ieCrowd is to transform a concept that would never see the light of day and show that it can become a reality. Our goal is to really turn promising breakthrough innovations into actual solutions to some of our biggest life and health challenges. Day one we knew that the ingredients of ieCrowd must come from the crowd, must come from everybody.”

Speaker 2 (Stephen Abbot, Chief Discovery Officer):

“I’m here at the campus of the University of California, I’m here to find those ideas that are ready to leave the lab and become something that would help people’s lives.”

Speaker 3 (Dale Hutchins, President):

“Every year about sixty billion dollars of tax payer money goes into basic research. If you could find a way to find those diamonds in the rough and turn them into products that can positively impact the lives of people around the world that’s an amazing thing.”

Speaker 1 (Amro Albanna, Chairman and CEO):

“Big opportunities don’t come easy. They do not come without risk and they do not come without challenges but its work that needs to be done and we gotta get it done and we gotta get it done together, knowing that its risky, knowing that its challenging and knowing that its rewarding at the end.”